Exhibit 99.3

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

February 6, 2017	NR 3 - 2017

Avrupa Minerals accepts Slivovo Study and approves C$8m drill program

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to present the results of recent corporate activities in Kosovo concerning the Slivovo Gold Project.  As reported previously (January 13, 2017), the Company received the Slivovo Gold Project Study from partner Byrnecut International Limited (BIL).  The Study was reviewed both internally and by an independent mining engineer and formally accepted by Avrupa.  This triggered a change in the ownership levels of Peshter Mining (PMJSC), the operator of the Slivovo Gold Project.  Avrupa now holds 15% of PMJSC, while Byrnecut holds 85%, per the original JV agreement signed in April 2014 (see NR from April 16, 2014).

Post-completion and based on the results of the Slivovo Study, Peshter Mining proposed a 3-phase, results-dependent drilling program for the Slivovo Project for 2017.  The drilling program is designed to discover, delineate, and define further high grade (defined in the Study as 5 g/t gold or greater) gold resources at the Slivovo deposit in order to potentially create an economic mining solution for the Project.  Assuming continued success, the 3-phase program aims to add at least 250,000 ounces of gold from a number of previously-known and new targets located close to and around the present deposit.  Cost estimate for the full 3-phase program, totaling 30,000 meters, is approximately C$ 8.3 million, of which Avrupa’s share would be about C$ 1.25 million.

Avrupa has decided not to participate in funding of this program.   Avrupa’s portion of the Slivovo Project will therefore be diluted as funds are spent by our Partner. If Avrupa’s share in PMJSC goes below 10%, Avrupa’s interest will convert into a 2% Net Smelter Royalty (NSR).

Paul W. Kuhn, President and CEO of Avrupa Minerals, said, “The Company is excited about this new phase in the advancement of the Slivovo Project.  We look forward to positive drilling results in 2017.  We also look forward to moving ahead on other potential targets in Kosovo during the coming year.  Our experience and success in the country gives us momentum to move back into generative exploration mode while the country has still seen little modern exploration.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa has three joint ventures, two in Portugal and one in Kosovo, including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Zn/Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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Avrupa’s partner at the Slivovo Gold Project in Kosovo is fully funding the program, allowing Avrupa to dilute its ownership in the JV operating company Peshter Mining JSC.  If AVU ownership goes below 10%, the interest in the project converts to a 2% NSR.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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